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SEC FILE NUMBER
000-52611

CUSIP NUMBER
Not applicable

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
IMH Secured Loan Fund, LLC

Full Name of Registrant
Not applicable

Former Name if Applicable

4900 N. Scottsdale Rd., Suite 5000

Address of Principal Executive Office (Street and Number)
Scottsdale, Arizona 85251

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART I — REGISTRANT INFORMATION
PART II — RULES 12b-25(b) AND (c)
PART III — NARRATIVE
PART IV — OTHER INFORMATION

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)
IMH Secured Loan Fund, LLC (the “Company”) is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 with the Securities and Exchange Commission (“SEC”) within the prescribed time period because the Company requires additional time to finalize the collateral reviews and valuation analyses on its loan portfolio and real estate owned in order to ensure proper recognition of revenues, expenses, and loan loss reserve requirements. The well-publicized market declines in real estate values have made collateral reviews and valuation analyses more difficult and complex, thereby requiring the Company to take additional time to complete its financial information as reported on Form 10-Q. The Company intends to file all documents required for its 10-Q filing within five (5) calendar days of the November 14, 2008 due date.
PART IV — OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Steven Darak	480-840-8400
(Name)	(Area Code) (Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☑ No ☐
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?
Yes ☐ No ☑
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
IMH Secured Loan Fund, LLC
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 14, 2008	By:	Investors Mortgage Holdings, Inc.,
Manager of IMH Secured Loan Fund, LLC

/s/ Shane Albers Shane Albers
Chief Executive Officer of Investors
Mortgage Holdings, Inc.

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